Deloitte.

May 20, 2024
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Form 6-K (the "Form") of Cognyte Software Ltd. (the “Company”) dated May 20, 2024 regarding the appointment of new independent registered public accounting firm, and have the following comments:

We agree with the statements made in paragraphs three and four, for which we have a basis on which to comment on, and we agree with, the statements made.

We have no basis on which to agree or disagree with the other statements made in the Form.
Yours truly,

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv – Main Office
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